Exhibit 99.4

ouR oPeRAtInG MoDel stRuCtuRe Our operating model and refined legal structures allow us to approach our decision-making as an integrated organisation, driving the best interests of the entire group and not of a particular business or facility. SaSOl grOup grOup functiOnS focus on delivering fit-for-purpose, supportive and enabling business services and solutions. 12 Sasol Integrated Report 2016 regiOnal Operating hubS Responsible for converting feedstocks received for the production of a wide range of products and accountable for delivering against agreed safety, cost, volume and specification targets set by the group. oPeRAtIons feedstocks and utilities. Secunda Chemicals processing facilities in a provides site services to the most significant of which is cobalt catalyst and suppliesprocessing facilities in Sasolburg Operations. Secunda SynfuelsNatref Operations Operates a coal-andOperates a crude oil refinery gas-based synthetic fuelsand is 63,64% owned by manufacturing facility whichSasol. also produces chemicalsUS Operations Comprises a set of chemicals Produces chemicals andnumber of US locations, the Secunda complex.in Lake Charles, Louisiana. Sasolburg Operations Eurasian Operations Produces chemicals andConsists of chemicals utilities and site services to China, Germany and Italy. Satellite Operations Includes a wax blending plant in Durban, the gas, fuels and chemicals pipelines between Mozambique, Secunda, Sasolburg and KwaZulu-Natal and the explosive accessory plants in Ekandustria. Operating buSineSS unitS Secure the sustainable supply of low-cost feedstocks to Sasol: coal from mining and gas through exploration and production International. help to deliver the selective growth and advancement of the group. MInInGexPloRAtIon AnD PRoDuCtIon InteRnAtIonAl Secures the coal feedstocks for the Southern African value chain, mainly for gasification, but also for electricity and steam generation. Mines approximately 40 million tons (mm tons) of coal a year from one of the world’s largest underground mining complexes at Secunda and Sasolburg. Also exports more than 3mm tons of coal a year. Secures and develops gas feedstocks for the Southern African value chain. Exploration activities are centred on Southern Africa while production activities are in Mozambique, Canada and Gabon.

Our operating platform has resulted in Sasol being a far more streamlined and cost-conscious organisation. It arranges our businesses and functions along Sasol’s integrated value chain which draws on each unit’s unique capabilities and areas of specialisation, namely Operating Business Units (OBUs), Regional Operating Hubs (ROHs), Strategic Business Units (SBUs) and Group Functions. Sasol Integrated Report 2016 13 Additional information Our performance review Our governance Our strategic business context HoHwowwewcereoapteeravtaelue Who we are Strategic buSineSS unitS market and sell products received from the Regional Operating hubs in the energy and chemicals markets with the objectives of achieving optimal sustainable margins and growing the market. as part of our stakeholder focus, as well as to increase efficiencies, our key account management executive Sponsorship initiative prioritises Sasol’s key customers, servicing them through a single contact point. eneRGy CheMICAls requirements. Develops, implements and manages Sasol’s Markets liquid fuels, natural gas and electricity in Southern Africa. Supplies about a quarter of South Africa’s inland liquid fuels gas-to-liquids business ventures internationally. Base Chemicals Performance Chemicals Markets commodity chemicalsMarkets commodity and based on the group’sdifferentiated performance Fischer-Tropsch, ethylene,chemicals. Works to further propylene and ammoniadevelop our strengths in value chains. The foundationproduct differentiation through of the business is feedstocktechnological leadership and advantage, scale, productstrong customer focus. quality and cost leadership.